

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 28, 2016

VIA E-MAIL
Mr. Timothy Salvemini
Chief Financial Officer
Global Net Lease, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022

>   **Re: Global Net Lease, Inc.**
>   **Form 8-K dated August 8, 2016**
>   **Filed August 8, 2016**
>   **File No. 001-37390**

Dear Mr. Salvemini:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 8-K FILED ON AUGUST 8, 2016

Exhibit 99.1

1.   Please explain to us the rationale for adjusting for unrealized gains and losses on foreign currency transactions in arriving at AFFO.

2.   On page 12 you explain that excluding non-cash income and expense items from AFFO provides useful information regarding income and expense items which have no cash impact and do not provide liquidity to the company or require capital resources of the company. This strongly implies that AFFO is a liquidity measure. Please explain to us why you believe it is appropriate to present this measure on a per share basis. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3.   In your next earnings release, please provide a substantive and concise discussion of why Cash NOI is useful to investors. Please provide us with your proposed changes in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

                                                Sincerely,

                                                /s/ Daniel L. Gordon

                                                Daniel L. Gordon
                                                Senior Assistant Chief Accountant
                                                Office of Real Estate and
                                                Commodities